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10 May 2002

                                  MEDIA RELEASE

                            TELECOM EARNINGS BASED ON
                                SOLID PERFORMANCE

Telecom today reported net earnings of NZ$168 million for the three months ended 31 March 2002, based on solid performance by the Group in New Zealand and Australia.

The result reflected 5% growth in underlying net earnings from a comparable figure of NZ$160 million in the corresponding quarter of 2001 (excluding Southern Cross Cable dividends in that period). For the nine months ended 31 March 2002 Telecom reported net earnings of $480 million, with an underlying result of NZ$438 million (excluding cross-border lease gains and capacity sales).

Underlying EBITDA (earnings before interest, tax, depreciation and amortisation) for the third quarter was NZ$573 million, up 7.3% on the corresponding period in 2001. This came as revenues grew by 0.3% and operating expenses were cut by 4.2%.

Chief Executive Theresa Gattung said Telecom's drive for better performance in Australian operations was producing significantly improved results.

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Overview of Group results
                                Nine months ended 31 March          Quarter ended 31 March
                                Reported       Underlying#          Reported         Underlying#
NZ$ million                      2002   2001    2002   2001          2002   2001      2002   2001
Revenues                        4,210  4,279   4,148  4,014         1,365  1,606     1,365  1,361
Expenses                        2,536  2,490   2,536  2,490           792    827       792    827
EBITDA *                        1,674  1,789   1,612  1,524           573    779       573    534
Net earnings                      480    681     438    447           168    381       168    160
EPS + (NZ cents)                 25.8   38.7    23.5   25.4           9.0   21.7       9.0    9.1
Q3 dividend (NZ cents)                                                  5      5
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

* Earnings before interest, tax, depreciation and amortisation.
+ Earnings per share
# Underlying results are after exclusion of special items, namely dividend income from the Southern Cross Cable, gains on cross-border lease transactions and network capacity sales.

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"Our cash flow position has improved radically, due to third quarter growth in
EBITDA and a tight rein on capital expenditure," said Ms Gattung.

"Telecom's New Zealand businesses are showing resilience. Revenues are up overall, with strong performances in Data and Internet services, while expenses are under control."

Ms Gattung said positive operating cost trends in Telecom businesses on both sides of the Tasman were a strong feature of third quarter and nine month results, along with reductions in capital expenditure.

Telecom has now moved to reporting within six business segments that reflected the Group's consolidated operating structures in New Zealand and Australia.

Australian Consumer: Australian Consumer comprises AAPT's residential and small business calling and resale business, and its Cellular One mobile operation.

Revenues were down 3.1% for the nine months to 31 March 2002 as the business pursued margin improvement and focused on service to higher-value customers. However operating expenses were reduced 5.9%, due largely to lower cost of sales. Correspondingly, Australian Consumer EBITDA improved 42% to NZ$61 million.

Australian Business & Internet: Australian Business & Internet comprises AAPT operations in business, corporate and government markets, the Connect internet business and TCNZA.

Revenues rose 15% for the nine months ended 31 March 2002, due mainly to growth in data and internet services, and in provision of local services. Increased usage of AAPT network infrastructure and a focus on reducing cost of services acquired from other carriers contributed to a significant slowing in growth of expenses, which were up 13% for the nine months. As a result, EBITDA improved 51% to NZ$53 million. In the third quarter, expenses fell 5.3% while revenue rose 5.3%.

New Zealand Wireline: New Zealand Wireline comprises fixed line and value-added services to residential, business and corporate markets, along with the esolutions ecommerce operations.

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Data revenue increased 11% in the nine months reflecting growth in IP network and packet-switched services, and in the takeup of ADSL broadband products.

Local service and calling revenues declined, although this was more than offset by Telecom's strong focus on cost containment. Operating expenses in New Zealand Wireline were down 5.1% for the nine months, leading to a 3.7% gain in EBITDA to NZ$1,195 million.

New Zealand Mobile: This business provides voice and data on AMPS and CDMA networks, with total connections rising to 1,388,000 at 31 March 2002.

Cellular revenue increased 0.8% for the nine months although in the third quarter growth improved to 2.4%. Total mobile revenues, including interconnection revenue, were up 5.7% for the nine months.

Higher growth in expenses, reflecting the costs of operation of the new CDMA network, contributed to a 2.5% decline in EBITDA for the nine months to NZ$192 million. Total connections now include approximately 150,000 customers on CDMA, and this supports Telecom's strategy to provide higher-value wireless data services and lift revenues generated per connection.

Network International: Network International provides New Zealand and Australia with outward and inward calling, managed international data services and carries transit call traffic between destinations worldwide.

Revenue for the nine months ended 31 March 2002 was up 11%, reflecting growth in outward calling and expansion of the transit traffic business. Revenue growth also included previously-disclosed sales of surplus network capacity, principally on Southern Cross, that were transacted in the six months ended 31 December 2001.

Network International made progress in negotiating down rates paid to other carriers, with this assisting a positive trend in operating expenses. Third quarter expenses were down 6.7% from the corresponding period in 2001. For the nine months ended 31 March 2002, EBITDA in this business grew 54% to NZ$108 million.

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Internet and Directories: Internet and Directories comprises Xtra and Telecom
Directories. Revenues grew 11% for the nine months, due largely to continued strong takeup and usage of Xtra. While operating expenses increased 16%, EBITDA grew by 5.3% to NZ$100 million for the period.

Capital expenditure: Telecom had capital expenditure of NZ$567 million for the nine months ended 31 March 2002, down 45% from the corresponding period in 2000-01. The reduction reflected tight control on capital programmes and completion of major projects, including the CDMA wireless network in New Zealand.

Ms Gattung said Telecom expected full-year capital expenditure would be about NZ$825 million, a contraction from NZ$1.5 billion in 2000-01. A further reduction in capital expenditure to around NZ$780 million is expected next year.

Dividend: Telecom will pay a fully-imputed quarterly dividend of NZ5.0 cents per share, unchanged from the third quarter of 2000-01. Shares issued in lieu of cash dividends will be offered at a 3% discount to the price calculated under the Telecom Dividend Reinvestment Plan. Dividends will be paid on 14 June 2002 in New Zealand and Australia (21 June in the United States). The books closing dates are: 31 May 2002 in New Zealand and Australia, and 30 May 2002 in New York.

Outlook: Ms Gattung said Telecom was focused on improving margins and cash flows in Australia, while developing the potential in its Data, Internet and Mobile businesses in New Zealand. "Pleasingly, we expect the Group to be cash flow positive (EBITDA less capex) in Australia in the current quarter as we continue to refocus some of those operations and maintain tight control of capital expenditure," she said. "Core businesses in New Zealand are showing real resilience and we're well positioned to drive growth trends in Data, both fixed line and wireless."

For further information please contact:
Martin Freeth
Public Affairs Manager
Phone 04 498 9361
Mobile 027 242 0174

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